S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTCQB

NEWS RELEASE – No. 7-12	September 25, 2012

SAMEX EXPLORATION UPDATE, LOS ZORROS PROJECT, CHILE

SAMEX has been steadily advancing exploration at its Los Zorros property in Chile.  Nine deep core holes drilled in the Nora, Milagro, Milagro Pampa, Colorina and West Florida project areas have provided further insight into a strong hydrothermal copper-gold mineralizing system centered beneath Milagro Pampa:

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The hydrothermal mineralizing system is centered on an intrusive plug that is likely related to a deeper-seated porphyry copper intrusion.  Please see PDF graphics plates at www.samex.com for map and section views.

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A prospective, stratigraphic (mantos) exploration target interval related to the Milagro Pampa porphyry intrusion was found to be comprised of limestone sedimentary units positioned just above and below a prominent sedimentary anhydrite bed.

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Drilling has outlined the spatial extent of mantos mineralization as an area with a diameter of approximately 1500 meters.  A portion of the mantos target measuring approximately 800 meters by 300 meters is yet untested for possible copper-gold sulfide mineralization.

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Thicknesses of the mantos layers intersected typically are 5 to 6 meters, and range from less than a meter to 20 meters.  Assay results of the mantos intersections are listed below in Table 1.  Interesting gold/copper sulfide vein intersections were made in many of the drill holes - the vein grades and widths are shown in Table 2.

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Anomalous amounts of copper and gold were intersected in drill hole MP-12-02 over a 583-meter interval (312 to 895 meters depth) averaging 0.157 g/t gold and 571 ppm copper. This intersection demonstrates the widespread distribution of copper and gold common to the quartz-sericite-pyrite alteration halo at Milagro Pampa.

Nine deep core drill holes were drilled in the Nora, Milagro, Milagro Pampa, Colorina and West Florida project areas of the Los Zorros Property.  Complete geochemical analytical results are still awaited for several of these drill holes and core from the most recent hole (MP-12-03) at Milagro Pampa is still being logged and sampled.  As a result, this news release represents a comprehensive update – further reporting will be forthcoming when additional analytical results are available.  Most of the drill holes encountered minor amounts of gold-copper sulfide mineralization hosted both in stratigraphic manto layers and steep veins.  From a geologic standpoint, when combined with previously reported drill results for these areas, a coherent picture has emerged of a hydrothermal copper-gold mineralizing system centered beneath Milagro Pampa.  The combined/comprehensive results from the Nora, Milagro, Milagro Pampa, and West Florida areas are presented collectively in cross section form on graphics plates 1 and 2 at www.samex.com and are summarized below.

A strong hydrothermal mineralizing system was found by drilling to be centered on an intrusive diorite porphyry plug at Milagro Pampa and likely is related to a deeper (?) seated porphyry copper intrusion (Plate 1).  Both mantos-style copper-gold-sulfide and magnetite-specular hematite, and gold-copper sulfide veins were generated by the hydrothermal mineralizing system.  The hydrothermal systems also produced well-developed, extensive alteration halos of pervasive quartz-sericite-chlorite-pyrite, albite-quartz-pyrite, and skarn (epidote, diopside-garnet) and concentric zones of anhydrite and quartz-pyrite+/-chalcopyrite stockwork veining.  Drill hole MP-12-03 found that the quartz-sericite-pyrite alteration and quartz-pyrite+/-chalcopyrite veining affecting the diorite porphyry plug at Milagro Pampa extends to great depth (+900 meters).   Anomalous metal zoning is also well defined with distal anomalous zinc-silver and proximal copper-gold.  The drilling results also hint at the possibility that two other similarly mineralized centers could be positioned to the east of the Colorina project area, and to the west beneath La Florida.

A prospective, stratigraphic (mantos) exploration target interval was found to be comprised of very fine-grained limey sediment (limestone) units positioned just above and below a prominent sedimentary anhydrite bed.  Locally, the limey units inter-finger with the anhydrite.  These limey units proved to be the most favorable stratigraphic interval for mantos replacement by invading copper-gold sulfide mineralizing solutions.  Drilling results outline the spatial extent of mantos mineralization as a sizeable area with a diameter of approximately 1500 meters.  From north to south, four project areas at Los Zorros are positioned with this prospective area and include: Nora, Milagro Pampa, Milagro Mine and Milagro Southwest (see section C-C’, Plate 1).  The mantos interval also extends westward to La Florida project area (see section A-A’, Plate 1).

The iron-rich nature of the mantos intersections suggest that the recent drilling has been mostly carried out in locations perhaps more distal from the center of the hydrothermal mineralizing system; as this mineralization is characterized by semi-massive to massive pyrite typically with considerable to more dominant amounts of magnetite and specular hematite.  Chalcopyrite is present in variable amounts in many, but not all, of the intersections.  Thicknesses of the mantos layers intersected typically are 5 to 6 meters, and range from less than a meter to 20 meters.  Assay results of the mantos intersections are listed in Table 1.

Table 1 - MANTOS DRILL INTERCEPTS MILAGRO-NORA, LOS ZORROS

Drill hole	From (m)	To (m)	Width (m)	Estimated true width (m)	Au ppm	Ag ppm	Cu ppm
N-12-05A*	484.30	484.80	0.50	0.39	0.154	3.7	36
	493.15	494.00	0.85	0.68	0.93	2.8	283
	512.20	517.20	5.00	3.99	0.54	2.51	3321
Incl.	516.55	517.2	0.65	0.52	1.985	6.5	23980
							(2.4%)
N-12-06B	592.00	596.00	4.00	3.46	0.156	2.2	2145
	636.60	640.60	4.00	3.46	0.241	0.67	1960
	642.00	647.20	5.20	4.50	0.900	1.72	4337
MW-12-01A	378.40	386.30	7.90	6.84	0.049	1.63	4499
	401.90	414.50	12.60	10.91	0.019	0.49	1218
MW-12-02	786.65	796.35	9.70	In process
	835.50	857.60	2.10	In process
	883.30	889.30	6.00	In process
MW-12-03	404.40	408.00	3.60	In process
	413.00	419.00	6.00	In process
	422.50	426.00	3.50		0.041	<0.5	1679
MW-12-04	123.50	131.40	7.90		0.594	6.27	282
	140.00	146.00	6.00		0.023	1.0	554
	146.00	147.50	1.50		0.008	0.9	197
ML-04-06*	150.85	153.85	3.00	2.6	0.446	6.15	693
	220.70	223.30	2.60	2.25	0.001	1.73	136
	237.05	241.75	4.70	4.07	0.456	3.63	208
F-04-02*	163.55	173.90	10.35	7.93	0.476	3.57	201
	178.65	182.05	3.40	2.6	0.133	2.62	924
	225.00	234.95	9.95	8.15	0.481	2.45	34
	225.00	250.00	25.00	20.48	0.346	1.94	24
  *previously reported

The hydrothermal mineralized center at Milagro Pampa is expressed as a subtle gravity low nested within a strong gravity anomaly (Plate 2).  The gravity low reflects the extensive and pervasive quartz-sericite-pyrite altered diorite porphyry.  The cause(s) of the gravity high are not entirely understood, but may reflect, in part, the contact metamorphic hornfelsing and calc-silcate skarnoid and also in places albite-quartz-pyrite alteration.  During 2011, three lines of deep-looking IP survey were run across Nora, Milagro mine, and Milagro mine southwest areas.  Large and extensive chargeability high anomalies were identified and the recent drilling now suggests that these anomalies can be related to the strong alteration halos of quartz-sericite-pyrite, albite-quartz-pyrite, and calc-silicate skarn-pyrite (see section A-A’, Plate 2).

The remaining untested part of the mantos target area is, conspicuously from the map and cross section views, to be more proximal on the south side of the hydrothermal center underneath of Milagro Pampa.  This part measures approximately 800 meters by 300 meters and is yet untested for possible copper-gold sulfide mineralization with better copper/gold grades and improved thicknesses.

Interesting gold/copper sulfide vein intersections were made in many of these drill holes and their grades and widths are shown in Table 2.  Most of the drill holes are oriented steeply inclined to test the stratigraphic mantos target interval and were not optimally oriented to drill at a shallow angle across the steeply dipping veins.

Table 2 - IMPORTANT VEIN DRILL INTERCEPTS MILAGRO-NORA, LOS ZORROS

Drill hole	From (m)	To (m)	Width (m)	Estimated True width (m)	Au ppm	Ag ppm	Cu ppm	Cu %
MP-10-01*	473.00	476.00	3.00	1.67	2.26	1.4	54	0.005
	507.30	508.70	1.40	0.78	2.137	11.2	23171	2.32
	531.05	531.35	0.30	0.09	0.475	7.8	19800	1.98
	558.25	559.55	1.30	0.29	2.32	27.7	15550	1.55
	699.00	700.50	1.50	0.51	29.40	13.6	10700	1.07
	711.00	712.00	1.00	0.19	6.08	4.2	2680	0.27
	735.05	738.00	2.95	1.28	1.07	5.4	5070	0.51
ML-04-03*	295.00	297.75	2.75	1.55	0.185	10.1	18407	1.84
MM-10-01*	268.00	270.00	2.00	0.85	11.8	2.5	82	0.008
MP-12-02	499.00	501.00	2.00		7.28	1.4	1350	0.14
	592.2	592.7	0.50		7.5	2.6	198	0.02
N-12-05A*	386.75	388.00	1.25		0.469	1.8	17070	1.71
	390.35	395.75	5.40	1.61	1.326	4.2	11648	1.16
N-12-06A	209.00	221.10	12.10	3.42	1.389	5.0	11404	1.14
Incl.	209.00	209.90	0.90	0.25	1.56	10.3	32500	3.25
	217.50	221.10	3.60	0.82	1.96	8.2	21723	2.17
	224.25	224.85	0.60	0.23	2.197	12.8	54410	5.44
	237.85	238.30	0.45	0.10	0.498	7.8	15730	1.57
N-12-06B	9.50	10.50	1.00		1.09	4.4	18130	1.81
	417.30	419.70	2.40		1.84	2.6	7300	0.73
MW-12-01A	521.00	524.00	3.00	0.91	5.74	3.2	11186	1.12
	534.10	540.00	5.90	3.38	3.47	7.2	2687	0.27
MSE-12-01	439.00	442.00	3.00		5.74	4.1	654	0.07
MW-12-04	83.00	88.00	5.00		3.38	2.05	27	0.003
  * previously reported

SAMEX is in the process of a comprehensive compilation and evaluation of the Milagro-Nora results and, when all the data has been received, will be able to determine if further drilling can be recommended.

The Los Zorros Property is being explored for gold, silver and copper at multiple project areas within the Company’s extensive land holdings that now cover more than 100 square kilometers.  This round of drilling followed up earlier exploration drilling and tested anomalies identified by the Titan-24 geophysical survey that was completed last year.  The Los Zorros land holdings also cover a 15 kilometer-strike of a prospective range front/anticline, yet to be systematically explored by SAMEX, along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX Mining Corp. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“Robert E. Kell”
Vice President - Exploration

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.